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                              April 14, 2022

       Julie K. Streich
       Chief Financial Officer and Interim Chief Executive Officer Barnes Group, Inc.
       123 Main Street
       Bristol, Connecticut 06010

                                                        Re: Barnes Group, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 22,
2022
                                                            Form 8-K
                                                            Filed February 18,
2022
                                                            File No. 001-04801

       Dear Ms. Streich:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   1. We note that your discussion within MD&A discusses the financial condition, changes in financial condition,
and results of operations for the years ended December 31, 2021 and
                                                        December 31, 2020. We
also note that Instruction (b)(1) of Item 303 of Regulation S-K allows you to omit the
discussion related to the earliest of the three years presented in your filing (i.e. year
ended December 31, 2019) if such discussion was already included in a prior filing, however
your disclosure must include a statement that identifies the location in the prior filing
where the omitted discussion may be found. Please revise your MD&A section to include such
a statement.
 Julie K. Streich
Barnes Group, Inc.
April 14, 2022
Page 2
Results of Operations, page 23

2. We note your disclosure of gross profit on page 24 of MD&A, however it is unclear whether this subtotal includes depreciation and amortization expenses. Please tell us if your cost of sales line item includes depreciation and amortization expense, or if it is included in the line item "selling and administrative expenses." Please note that in accordance with Rule 5-03(b)(2) of Regulation S-X and SAB Topic 11:B, measures titled
         "gross profit" should include charges for depreciation and amortization. Please revise accordingly.

Form 8-K furnished February 18, 2022

Exhibit 99.1 Earnings Release, page 4

3. We note that your 2022 Full Year Outlook section presents forward looking non-GAAP measures such as Adjusted EPS and Adjusted Operating Margin, without providing the reconciliation to the most comparable GAAP financial measure, or a statement that providing such a reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B)
         of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameJulie K. Streich                            Sincerely,
Comapany NameBarnes Group, Inc.
                                                              Division of
Corporation Finance
April 14, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName